 Procure ETF Trust

16 Firebush Road

Levittown, PA 19056

December 19, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Procure ETF Trust Registration Statement on Form N-1A (File No. 333-222120)

Ladies and Gentlemen:

Reference is made to the initial Registration Statement on Form N-1A (File No. 333-222120) filed with the Securities and Exchange Commission by Procure ETF Trust (“Registrant”) on December 18, 2017.

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Securities Act”), Registrant hereby files the delaying amendment, prescribed by Rule 473(a) of the Securities Act, with respect to such initial Registration Statement on Form N-1A (File 333-222120).

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the city of Levittown and the state of Pennsylvania, on the 19th day of December 2017.

Kind regards,

/s/ Robert S. Tull
Robert S. Tull Chairman and Initial Trustee